Exhibit 4.2

1

SERVICE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND plc

and

NATHAN BOSTOCK

The Royal Bank of Scotland plc
36 St Andrew Square
Edinburgh
EH2 2YB

2

3

SERVICE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND plc, having its registered office at 36 St Andrew Square, Edinburgh EH2 2YB (hereinafter called the "Company")

and

NATHAN BOSTOCK residing at
(                hereinafter called the "Executive").

THE AGREEMENT BETWEEN THE PARTIES IS AS FOLLOWS:

1.Definitions, Interpretation and Construction

1.1.	In this service agreement (the "Agreement"), unless otherwise stated, the following definitions apply:

1.1.1.	"Board" means the board of directors of the Company, The Royal Bank of Scotland Group plc and National Westminster Bank Plc (including any duly authorised committee of the Board);

1.1.2.
"Group" means the Company, any holding company or undertaking of the Company and any subsidiaries and subsidiary undertakings of the Company or such holding company or undertaking, where the terms "subsidiary", "subsidiary undertaking" and "holding company" have the meanings ascribed to them in sections 1159 and 1162 of the Companies Act 2006;

1.1.3.	"Group Company" means any company within the Group or in respect of which the Group exercises management control, including joint venture operations; and

1.1.4.
"Group Performance and Remuneration Committee" means the performance and remuneration committee of the Board or any committee empowered by the Board in substitution for the Group Performance and Remuneration Committee.

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1.2.	In this Agreement:

1.2.1.
unless otherwise stated, references to statutes, rules or regulations or their provisions will also include amendments, extensions, consolidations or replacements and will refer to any orders or regulations, instruments or subordinate legislation;

1.2.2.	the singular number shall include the plural and vice versa;

1.2.3.
unless otherwise stated, references to clauses and sub-clauses are references to clauses and sub-clauses of this Agreement and references to clauses shall be deemed to include references to the sub-clauses of that clause; and

1.2.4.	the headings to clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2.	Position

2.1.
The Executive will be employed as Group Finance Director, and the Executive agrees to accept the position on the terms and conditions set out in this Agreement. The Executive shall be a member of the Board (subject to clause 4.5 below).

2.2.	The Executive warrants that entering into this Agreement will not result in the Executive being in breach of any express or implied term of any contract or other obligation binding upon the Executive.

2.3.
The Executive must satisfy all relevant requirements, recommendations, rules and regulations, as amended from time to time, of (i) any regulatory body whose consent is required to enable the Executive to undertake (or continue to undertake) the Executive's duties under this Agreement, (ii) the UK Listing Authority and (iii) all other regulatory authorities relevant to the Company or any Group Company.

3.	Commencement of Employment

3.1.	The Executive's employment under this Agreement will commence on 1 October 2013. The Executive's continuous employment with the Company commenced on 1 June 2009.

4.	Duties

4.1.	The Executive will report to the Group Chief Executive.

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4.2.	During the Executive's employment the Executive shall:

4.2.1.
faithfully, efficiently, competently and diligently perform such duties and exercise such powers, authorities and discretions as may be assigned to or vested in the Executive by the Group Chief Executive;

4.2.2.	comply with the Group's rules, policies and regulations (as amended from time to time) and obey all reasonable and lawful directions given by or under the authority of the Group Chief Executive;

4.2.3.	comply with the terms of the Group's code of conduct (as amended from time to time);

4.2.4.	not do anything prejudicial to the interests and reputation of the Group and shall promote and extend the business of the Group and protect and further its interests and reputation; and

4.2.5.
other than in the proper performance of the Executive's duties, not introduce to any other person, firm or corporation, business of a kind in which the Company or any Group Company is for the time being engaged or capable of becoming engaged or with which the Company or Group Company is able to deal in the course of its business.

4.3.
Additionally, the Executive may be required to undertake such other duties as the Company considers necessary to meet the needs of the business. The Executive may also be required to perform services for any Group Company and may be required to undertake the role and duties of an officer or director of the Company or any Group Company. No additional remuneration will be paid in respect of these appointments and the Executive shall, at the request of the Company or relevant Group Company, immediately resign from any such office without claim for compensation.

4.4.
Notwithstanding the provisions of clauses 4.2 and 4.3 above, the Executive will not be required to perform any duties which the Executive cannot reasonably be expected to perform (in particular because of his status as Group Finance Director) or which are not commensurate with the Executive's skills and experience.

4.5.
The duties of the Executive as an officer or director of the Company or of any Group Company shall be subject to the Articles of Association (or equivalent) of the relevant company and shall be separate from and in addition to the Executive's duties under this Agreement. If the Executive ceases to be an officer or director of the Company or of any Group Company (otherwise than by resignation from employment, termination by the Company of the Executive's employment under this Agreement or where the Executive is prohibited by law from acting as an officer or director of the Company or any Group Company) this Agreement shall nevertheless remain in force as if the Executive's position is that of executive manager rather than that of an officer or director. The parties agree that in such circumstances the Executive will not be entitled to any compensation in respect of the loss of the Executive's position as an officer or director.

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4.6.
The Executive's performance and discharge of the Executive's duties and responsibilities hereunder shall be the subject of regular review, the object of which is to assess performance during the period under review and to set agreed performance standards for future review periods. In the event that, in the reasonable opinion of the Board and after receiving a warning from it and reasonable opportunity to cure any failure, the Executive fails to achieve the agreed performance standards, the Company may terminate the Executive's employment in accordance with the provisions of clause 25 below.

4.7.
The Executive shall at all times (whether during the Executive's employment or not), promptly and within the timescale specified, and in the manner requested, give to the Board and to the Company's auditors or other professional advisers for the time being all such information, explanations, data and assistance as they may reasonably require in connection with the Company's business or the business of any Group Companies with which the Executive has been involved during the Executive's employment with the Company. The Company will endeavour to provide the Executive with as much notice as possible of the requirement to give such information, explanations, data and assistance, and it will reimburse any reasonable out-of-pocket expenses properly incurred by the Executive in connection with that requirement, subject to the Executive notifying the Company in advance of such expenses and producing all relevant receipts or other satisfactory evidence.

5.	Other Interests

5.1.
During the Executive's employment with the Company the Executive shall not (except with the prior written consent of the Board) be directly or indirectly employed, engaged, concerned or interested in any business, trade, profession or organisation other than a Group Company. Nothing in this clause 5.1 shall prevent the Executive holding or being interested in investments (quoted or unquoted) not representing more than two per cent of the issued equity capital or any other class of share or debenture capital of any one company, unless that company is a direct business competitor of the Company or any Group Company, in which case the Executive shall obtain the prior consent of the Board to the acquisition or variation of such holding.

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5.2.
Other than in the proper performance of the Executive's normal duties, the Executive will not, without the consent of the Group Chief Executive, give lectures, speak in public or publish anything in any form or medium relating to the affairs of, or matters which may affect, the Group.

6.	Place of Employment

6.1.	The Executive will normally work in London at 280 Bishopsgate but may be required to travel elsewhere in the world in the performance of the Executive's duties.

6.2.
The Executive may be required to move temporarily or permanently to any other location as may be reasonably specified by the Company, in which case a minimum of four weeks' notice of the move will be given and reasonable travel, subsistence and relocation expenses will be paid by the Company in accordance with the relevant policies and procedures in force at the time.

7.	Hours of Work

7.1.
The Executive will work such hours as are necessary to perform the Executive's duties to the standard required by the Company. It should be noted that the Company's normal hours of business are from 9.00 a.m. to 5.00 p.m. Monday to Friday.

8.	Remuneration

8.1.	The total remuneration payable by the Company to the Executive is £1,059,000 per annum (the "ValueAccount"), which is made up of:

8.1.1.	£765,000 per annum as a basic salary (the "Salary Element");

8.1.2.	£26,250 per annum to fund the provision of benefits (the "Benefit Funding"); and

8.1.3.	£267,250 per annum pension funding (the "Pension Funding").

8.2.
The Salary Element will be reviewed annually with effect from 1st April (or such other date as the Group Performance and Remuneration Committee may decide). Any adjustments will have immediate effect unless otherwise specified by the Company. The Company is not obliged to increase the Salary Element at any review.

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8.3.
The Salary Element is used to calculate certain benefits such as any annual incentive award or any other payment directly linked to salary. The Salary Element is also used to calculate severance payments, including redundancy payments.

8.4.
The Executive will be eligible to participate in any flexible benefits scheme that the Company may operate, subject to the rules of that scheme (as amended from time to time). An element of the Benefit Funding will be used to fund certain core benefits, such as Life Cover and Disability Cover as appropriate. Any residual Benefit Funding may be taken in cash or used by the Executive to select optional benefits. Details of the benefits scheme are available from the Company on request.

8.5.	The Executive may elect to use some or all of the Pension Funding to contribute to an approved pension plan. Any residual Pension Funding may be taken in cash.

8.6.
The ValueAccount (less appropriate deductions from the Benefit Funding and the Pension Funding) will be paid in equal monthly instalments on the 18th day of each month (or, where the 18th day falls on a weekend or bank holiday, on the nearest preceding working day) directly into a bank account maintained by the Executive and held with the Company or any Group Company. Payments will be made partly in advance and partly in arrears, up to the last day of each calendar month.

8.7.
The parties acknowledge that the Executive's remuneration must be compliant with the remuneration requirements of the Prudential Regulation Authority and Financial Conduct Authority Remuneration Code, as amended from time to time in light of the European Union's Capital Requirements Directive and other relevant legislation. The Company reserves the right to make such amendments as are required to ensure ongoing compliance with regulatory requirements.

9.	Deductions

9.1.
The Executive agrees that the Company may, at any time during the Executive's employment or upon its termination, deduct from the Executive's remuneration any monies due by the Executive to the Company or any Group Company including but not limited to any overpayment made and/or outstanding loans, advances, repayable relocation expenses, cost (including the reasonable legal and other costs involved) of repairing any damage or loss to the Company's property (including Intellectual Property) caused deliberately or negligently by the Executive, or salary paid in respect of excess holidays.

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10.	Annual Incentives

10.1.
The Company may in its absolute discretion pay the Executive an award of such amount, at such intervals and subject to such conditions as the Company may in its absolute discretion determine from time to time.

10.2.
Any award in terms of clause 10.1 above may be paid in cash, shares or any other form, may be deferred in full or in part, and may be forfeited or reduced in such circumstances and on such terms as the Company, acting in good faith, reasonably determines appropriate.

10.3.	The exercise of discretion under clause 10.1 above in one financial year shall not bind the Company or act as a precedent for the exercise of discretion in any other financial year.

10.4.
The Company reserves the right to change the rules of any award schemes, or to cancel such schemes, at any time without prior notice. In the event of any conflict, the rules of any relevant award scheme (as amended from time to time) shall take precedence over the terms of this Agreement.

11.	Long Term Incentives

11.1.
The Executive may, at the absolute discretion of the Group Performance and Remuneration Committee, be eligible to participate in the Company's long term incentive plans, subject to the rules of those plans as amended from time to time.

11.2.	The exercise of discretion under clause 11.1 above in one financial year shall not bind the Company or act as a precedent for the exercise of discretion in any other financial year.

12.	Group Financial Products

12.1.
Where the Group makes available financial products or services at preferential rates, the Executive shall be eligible to participate subject to the terms and conditions of those products or services as amended from time to time.

13.	Expenses

13.1.
The Company shall reimburse the Executive for all reasonable out-of-pocket expenses properly incurred in the performance of the Executive's duties, subject to the Executive producing all relevant receipts or other satisfactory evidence and the Executive's compliance with the Company's travel and expenses policy as amended from time to time.

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14.	Dealing in Investments

14.1.
The Executive agrees to comply with the Company's Staff Dealing Rules (and divisional rules where applicable). The Company also operates a closed period during which the Executive will not be permitted to deal in Group shares. Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action and may lead to criminal proceedings and/or the summary termination of the Executive's employment.

15.	Pension and Life Cover

15.1.
The Executive is entitled to join or remain a member of The Royal Bank of Scotland Group Retirement Savings Plan (the "Plan"). Further details are provided in the Retirement Savings Plan guidebook, which is available from the Company on request.

15.2.	The Plan is not contracted out of the State Second Pension and no Contracting Out certificate is required.

15.3.	The Executive will be provided with Life Cover as a core benefit under the Company's benefits scheme. The cost of this benefit will be deducted from the Executive's ValueAccount.

16.	Holidays

16.1.	The Executive will be entitled to paid holidays, subject to the undernoted conditions:

16.1.1.
The Executive will be entitled to 30 working days' holiday per annum, to be taken at such time or times as the Executive shall request and agree in advance with the Company, plus a further eight days to be taken at times to be determined by the Company (which will normally be bank holidays). The Company reserves the right to request the Executive to work on bank holidays in return for which the Executive will be entitled to holiday, equal to the period worked, to be taken at another time.

16.1.2.	The Company's holiday year runs from 1st January to 31st December inclusive.

16.1.3.
If the Executive's employment commences or terminates part way through the holiday year, holiday entitlement will be assessed on a pro-rata basis for each complete month of service during the holiday year.

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16.1.4.	The Executive may carry over a maximum of five days' unused holiday entitlement from one year to the next, but only with the prior written consent of the Company.

16.2.
Upon termination of the Executive's employment, the Executive will be entitled to payment in respect of any accrued unused holiday entitlement, except where the Executive's employment is terminated by the Company for misconduct or gross misconduct, in which case only accrued unused statutory holiday will be paid.

16.3.
Upon termination of this Agreement the Executive will repay to the Company any salary received for holidays taken by the Executive in excess of the Executive's accrued entitlement. The Executive agrees that any sums due to the Company by the Executive may be deducted by the Company from any monies owed to the Executive, all in accordance with clause 9.

16.4.
During any period of notice, whether given by the Company or the Executive and whether being worked or spent on Garden Leave (as defined in clause 27.1 below), the Executive is required to take all accrued and outstanding holiday entitlement at times to be agreed with the Company. However, the Company retains the discretion to release the Executive from this obligation and to make a payment in lieu of such outstanding entitlement or any part of such entitlement.

17.	Sickness

17.1.
There is no contractual right to payment in respect of any period of absence due to sickness or injury and any such payments will be made at the Company's sole discretion in accordance with any sickness absence policy and procedures in force at the time the relevant period of absence commences.

17.2.
The Executive will also be eligible to be considered on a discretionary basis for cover under the rules of the Company's Disability Cover scheme (as amended from time to time). If the Executive is incapable of performing the Executive's duties because of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than a company in the Group (a "Third Party") or if the Executive is covered by any health or other insurance scheme (an "Insurance Policy") all payments made to the Executive under clause 17.1 above shall (to the extent that compensation for loss of earnings is recoverable from the Third Party or under the Insurance Policy) constitute loans by the Company (or by any Group Company from whom the Company may have procured payment of the Executive's remuneration) to the Executive and shall be repaid when the Executive recovers compensation for loss of earnings from the Third Party by action or otherwise or under the Insurance Policy.

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17.3.
Without prejudice to the provisions of clause 17.2 above, in the event that the Executive has been incapacitated from performing the Executive's duties by reason of injuries sustained wholly or partly as a result of actionable negligence or as a result of matters which are covered by an Insurance Policy, the Company shall be entitled to require the Executive either:-

17.3.1.
(subject to the Company agreeing to indemnify the Executive against all reasonable legal expenses) to raise legal proceedings to enforce the Executive's rights against any Third Party who has committed such an actionable negligence against the Executive and/or to pursue a claim under the Insurance Policy; or

17.3.2.
to assign to the Company or any Group Company the Executive's right to raise legal proceedings to recover from such Third Party and/or the relevant Insurance company compensation for any loss of earnings sustained by the Executive.

17.4.
The Executive shall at any time (including during any period of incapacity) at the reasonable request and expense of the Company submit to medical examinations by a medical practitioner nominated by the Company. The results shall, subject to the provisions of the Access to Medical Reports Act 1988, be disclosed to the Group Chief Executive, Board and the Company's Human Resources Director on a confidential basis and they shall determine who else the results should be disclosed to (in each case, confidentially and on a strict 'need to know' basis) solely in order to deal with any matters arising.

18.	Confidentiality

18.1.
During the Executive's employment, the Executive must treat as strictly confidential the business affairs and trade secrets of the Company and each Group Company and any information, received during the course of or as a result of the Executive's employment, about or provided by any third party.

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18.2.
For the purposes of this Agreement, "Confidential Information" means knowledge about the commercial affairs and business transactions of the Company and the Group including, but not limited to, information about customers, clients, employees or suppliers (whether former, actual or potential), Group contracts, pricing structures, financial and marketing details, terms of business, proposed transactions, business plans, premises, assets, internal communications, Intellectual Property (as defined in clause 20 below), technical systems and data, designs, formulae, product lines, projects, operational procedures, research activities, negotiating positions, forward planning, technical and product developments, accounts, finances, computer software and general know-how of the Company or any Group Company. Confidential Information also includes, without limitation:-

18.2.1.
information relating directly or indirectly to particular securities or issuers of such securities (including both Group Companies and third parties), which would, if generally available, be likely to have an effect on the price of such securities or related investments ("Price-Sensitive Information");

18.2.2.
any information contained in documents marked "confidential" or documents of a higher security classification and other information that, because of its nature or the circumstances in which the Executive receives it, the Executive should reasonably consider to be confidential; and

18.2.3.	confidential information (howsoever obtained) about or provided by any third party received during the course of the Executive's employment.

18.3.	The Company reserves the right to modify the categories of Confidential Information from time to time to the extent reasonable and required for legitimate business purposes.

18.4.	The obligations contained in this clause 18 shall not apply:

18.4.1.	to information or knowledge which is already in the public domain, other than by way of unauthorised use or disclosure (whether by the Executive or a third party);

18.4.2.	where the Executive's use or disclosure of the information has been properly authorised by the Company;

18.4.3.	to any information which the Executive discloses in accordance with applicable public interest disclosure legislation; or

18.4.4.	to any information which is required to be disclosed in accordance with an order of a court of competent jurisdiction.

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18.5.
The Executive shall exercise all due care and diligence and shall take all reasonable steps to prevent the publication or disclosure of any Confidential Information. Subject to the need to use or disclose Confidential Information in the proper performance of the Executive's duties, the Executive will not, either during the Executive's employment or at any time afterwards, whether on the Executive's own behalf or in any capacity or on behalf of any other person, firm, company or organisation, disclose or authorise to be disclosed to any person or organisation or use for the Executive's own benefit or for the benefit of any third party, any Confidential Information. The Executive will use the Executive's best endeavours to prevent the disclosure of any Confidential Information (subject to the need to use or disclose Confidential Information in the proper performance of the Executive's duties) and will inform the Company immediately of any instances of disclosure of which the Executive becomes aware. For the avoidance of doubt, 'disclosure' includes (but is not limited to) disclosure on the Internet or through similar means or media including any social media. In relation to Price-Sensitive Information, the Executive will also ensure that any disclosure, if required in the proper performance of the Executive's duties, is made in a manner that is compliant with applicable laws and regulations and Group procedures relating to the disclosure of such information.

18.6.
Any breach (other than a trivial breach) by the Executive of the provisions of this clause 18 will be regarded by the Company as a serious disciplinary matter and may, if committed while the Executive is employed by the Company, result in appropriate disciplinary action being taken against the Executive up to and including dismissal without notice.

18.7.
The Executive agrees that the undertakings comprised in this clause 18 are reasonable and necessary to protect the legitimate business interests of the Group both during and after the termination of the Executive's employment.

19.	Group Property

19.1.
All reports, files, notes, memoranda, e-mails, accounts, documents or other material (including all notes and memoranda of any Confidential information as defined in clause 18.2 above and the items referred to in that clause) and any copies created or received by the Executive in connection with the Executive's employment are and shall remain the sole property of the Company or the relevant Group Company and shall be surrendered by the Executive on demand by the Company, in circumstances set out in clause 28 below.

19.2.
Other than in the proper performance of the Executive's normal duties, the Executive is not permitted to make any copy, abstract, summary or précis of the whole or any part of any document belonging to the Group unless the Executive has been authorised to do so by the Company, and the Executive shall not at any time use or permit to be used any such items other than for the benefit of the Group.

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20.	Intellectual Property

20.1.
For the purposes of this Agreement, "Intellectual Property" means patents, rights to inventions, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), unregistered design rights, trade or business names, domain names, rights in get-up, rights in goodwill or to sue for passing off, unfair competition rights, copyright and related rights, rights in computer software, database rights, topography rights, rights in Confidential Information (including know-how and trade secrets) and any similar rights in any country.

20.2.
All Intellectual Property which the Executive develops or produces in connection with the Executive's employment duties, or which the Executive derives from any material produced by the Executive or any other employee of the Company or any Group Company in connection with their employment duties, will be owned by the Company absolutely. The Executive agrees, at the Company's expense, to sign all documents and carry out all such acts as will be necessary to achieve this. The Executive waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, further to this clause.

21.	Power of Attorney

21.1.
The Executive irrevocably appoints any Director or the Secretary of the Company to be the Executive's authorised attorney to do all such things and to execute all such documents in the Executive's name and on the Executive's behalf, which may be necessary or desirable for the Company to obtain for itself, or its nominees or any Group Company the full benefit of the provisions in clauses 20 and 28.

21.2.
A letter, signed by any Director or Secretary of the Company certifying that anything has been done or that any document has been executed in accordance with the authority conferred by this clause, shall be conclusive evidence that such is the case as far as any third party is concerned save that the Executive may not sign such a letter.

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22.	Grievance Procedure

22.1.
If the Executive has a grievance relating directly to the Executive's employment, the grievance and the basis for it should be raised in writing with the Group Chief Executive. The Group Chief Executive (or the Group Chief Executive's nominated deputy) will meet with the Executive and will notify the Executive in writing of the outcome of the grievance and of any action to be taken. If the Executive considers that the matter remains unresolved the Executive should raise an appeal with the Group HR Director or such other person as the Group HR Director may nominate, whose decision, following a further meeting with the Executive, will be final and binding on the Executive.

23.	Disciplinary Procedure

23.1.	Without prejudice to the terms of clause 24 below, the Company may take appropriate disciplinary action against the Executive for, but not limited to:

23.1.1.	conduct incompatible with the Executive's status (whether or not during working hours);

23.1.2.	poor attendance;

23.1.3.	any material breach by the Executive of any of the terms and conditions of the Executive's employment; or

23.1.4.	unsatisfactory performance by the Executive of the Executive's duties.

23.2.	Such action may include a verbal or written warning (including a final written warning), suspension with pay or dismissal with or without notice.

23.3.
The Company's general disciplinary procedure does not apply to the Executive's employment under this Agreement. The Company will normally (though need not) follow the non-contractual procedure set out for information in clauses 23.4 to 23.7 below.

23.4.
The Company may, in good faith and acting reasonably, suspend the Executive with pay and benefits to enable it to carry out an investigation into any matter which might entitle it to dismiss the Executive without notice or for any other good reason. The period of suspension will not normally exceed 12 weeks.

23.5.
After the Investigation the Group Chief Executive (or the Group Chief Executive's nominated deputy) will write to the Executive setting out the alleged conduct and basis for the disciplinary action and inviting the Executive to a meeting to discuss the matter.

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23.6.	After the meeting the Group Chief Executive (or the Group Chief Executive's nominated deputy) will write to the Executive advising of the outcome, and of any disciplinary sanction to be imposed.

23.7.	If the Executive is unhappy with the outcome the Executive may appeal the decision by raising it with the Group HR Director, whose decision will be final and binding on the Executive.

23.8.
For the purposes of this clause 22.1 the following are examples of conduct which will be treated as gross misconduct and are therefore likely to result in the dismissal of the Executive without notice:

23.8.1.	theft;

23.8.2.	significant, deliberate or negligent damage to Company property;

23.8.3.	significant misuse of Company property or resources, including computers and any other part of the Company's telecommunication system;

23.8.4.	fraud;

23.8.5.	incapacity for work due to being under the influence of alcohol or illegal drugs;

23.8.6.	physical assault;

23.8.7.	gross insubordination; and

23.8.8.	serious harassment on any grounds.

For the avoidance of doubt this list is not exhaustive.

24.	Summary Termination

24.1.
Notwithstanding the provisions of clauses 22.1 and 25 of this Agreement, the Company shall (without prejudice to the other rights and remedies of the Company) be entitled to dismiss the Executive without notice or payment in lieu of notice if, in the reasonable opinion of the Company, the Executive:

24.1.1.
commits any serious breach or (after warning) persistent breach of the Executive's duties, refuses or neglects to comply with any material term of this Agreement, refuses or neglects to comply with any reasonable order or direction given to the Executive by the Company, or is guilty of any gross default or incompetence or misconduct in connection with or affecting the business of the Company or. acts (whether or not in connection with the Executive's employment) in a manner which, in the reasonable opinion of the Company, is prejudicial to the Company or may bring the Executive or the Company into disrepute;

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24.1.2.
is guilty of dishonesty, gross incompetence, wilful neglect of duty, or of mismanagement of the Executive's financial affairs through failure to observe rules and procedures for the operation of bank accounts and/or borrowing;

24.1.3.	is found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts which does not result in imprisonment) whether or not in connection with the Executive's employment;

24.1.4.	becomes a patient for any purpose under any statute relating to mental health;

24.1.5.	is declared bankrupt or takes advantage of any statute for the time being in force offering relief to Insolvent debtors;

24.1.6.	resigns as an officer of the Company or any Group Company without the agreement of the Board;

24.1.7.	as the result of any default on the part of the Executive, is prohibited by law from acting as an officer of the Company or any Group Company; or

24.1.8.
fails or ceases to meet the requirements of any regulatory body whose consent is required to enable the Executive to undertake the Executive's duties under this Agreement or is guilty of a serious breach of the rules and regulations (as amended from time to time) of any such regulatory body.

24.2.
Notwithstanding the provisions of clauses 22.1 and 25 of this Agreement, the Executive agrees that the Executive shall have no remedy against the Company if the Executive's employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction provided that the Executive is offered employment with any concern or undertaking resulting from such amalgamation or reconstruction on terms and conditions which taken as a whole are not substantially less favourable than the terms of this Agreement.

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25.	Termination by Notice

25.1.	The length of notice which the Executive is obliged to give the Company to terminate the Executive's employment is twelve months. Notice must be given in writing.

25.2.
Subject to clauses 22.1 and 24 above, the length of notice which the Executive is entitled to receive from the Company to terminate the Executive's employment is twelve months. Notice by the Company will be given in writing.

25.3.	Without prejudice to clause 25.4 below, the Company reserves the right to make a payment in lieu of notice, subject to the following:

25.3.1.
Any payment in lieu of notice will represent a payment in lieu of the Salary Element of the Executive's ValueAccount only. No payment will be made in respect of any other benefit, including Pension Funding;

25.3.2.	Any payment in lieu of notice will be released in monthly instalments based on the Executive's normal Salary Element. These payments will be made on the Company's normal pay dates;

25.3.3.
Throughout the period the Executive is in receipt of such instalments, the Executive will be obliged to use reasonable endeavours to seek alternative employment or engagement. If the Executive secures new employment (or any other means of generating income, e.g. a consultancy or directorship or any other engagement or appointment) the Executive must disclose that fact to the Company without delay and any remaining instalments of payment in lieu of notice will be reduced as appropriate to offset such income; and

25.3.4.	Any payment in lieu of notice made pursuant to this clause 25 will be subject to such deductions as the Company is required by law to make.

25.4.
In the event that the Executive's employment is terminated by reason of the Executive's personal underperformance, the Company, having complied with the obligations contained in the second sentence of clause 4.6 above, may elect to terminate the Executive's employment with immediate effect by giving written notice (and, for the avoidance of doubt, without making any payment in lieu of notice).

26.	Redundancy

26.1.	The Executive may be eligible to receive such enhanced redundancy terms as the Company may, in its absolute discretion, decide to apply at the date on which the Executive leaves the Company.

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27.	Change of Duties and Garden Leave during any period of notice

27.1.
At any stage of the Executive's notice period referred to in clause 25 above (whether notice was given by the Executive or by the Company), the Company may, at its absolute discretion and without being required to give any reasons:-

27.1.1.	alter the Executive's duties (provided that these alterations are reasonable in view of the Executive's skills, experience and status); or

27.1.2.	instruct the Executive to remain away from work on garden leave ("Garden Leave").

27.2.	During any period of Garden Leave:

27.2.1.
the Executive must (save for periods when the Executive is on holiday, whether pursuant to clause 16.4 or otherwise) be available for work, but the Company is not obliged to provide the Executive with any work;

27.2.2.	the Company shall be entitled to require the Executive to perform work at home in relation to matters of which the Executive has knowledge or which fall within the Executive's competence;

27.2.3.
the Executive will be entitled to receive the Executive's ValueAccount (i.e. the Salary Element, Benefit Funding and Pension Funding) in the normal way, but will not be entitled to any further discretionary or annual incentive award in respect of any period of Garden Leave;

27.2.4.
the Executive may not, without the prior written consent of the Company, contact or attempt to contact any client, customer, prospective client or customer, agent, professional adviser, employee, consultant, supplier or broker of the Company or any Group Company in connection with any business carried on by the Company or any Group Company, and shall immediately refer to the Company any communications received from any client, customer or prospective client or customer of the Company or any Group Company in relation to the same;

27.2.5.	the Executive will not be permitted to work for any other organisation or on the Executive's own behalf without the Company's prior written consent;

27.2.6.	all other terms and conditions of the Executive's employment (both express and implied) will remain in full force and effect; and

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27.2.7.	the Executive continues to owe the Company a duty of fidelity and good faith and, if applicable, duties as a fiduciary, in full and to the same extent as existed prior to the period of Garden Leave.

27.3.	The Restricted Period set out in clause 29.1 below shall be reduced by any period spent on Garden Leave.

28.	Events on Termination

28.1.
Upon termination of the Executive's employment for any reason whatsoever, or at any other time at the request of the Company after notice of termination of the Executive's employment has been given, the Executive shall immediately:

28.1.1.
deliver to the Company, in accordance with its instructions, any property of the Company or of any Group Company which is in the Executive's possession or under the Executive's control (including, but not limited to, any company car (together with all keys and documents relating to it), credit cards, mobile telephone, computer equipment, removable drives, disks, software, passwords, keys, security passes, correspondence, tapes, records, files, films, records, reports, plans, papers (in whatever format, including electronic), Intellectual Property, notes and memoranda of any Confidential Information and all copies of any of the above items made or received by the Executive);

28.1.2.
resign, without claim for compensation, from all directorships and other offices within the Group then held by the Executive and the Executive hereby irrevocably authorises the Company to appoint some person in the Executive's name and on the Executive's behalf to sign any documents and do any things necessary to effect such resignation should the Executive fail to do so; and

28.1.3.
transfer (without payment in return) to the Company or, if requested by the Company, to its nominee, any qualifying or nominee shares registered in the name of the Executive (either solely or jointly) and held by the Executive as nominee, beneficial owner or trustee on behalf of the Company or any Group Company.

28.2.	The Executive shall, if so required by the Company, confirm in writing that the Executive has complied with the Executive's obligations under this clause 28.

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29.	Restrictions after Termination of Employment

29.1.	In this clause the following definitions shall apply:

29.1.1.	"Termination Date" means the date on which the Executive's employment ends;

29.1.2.	"Confidential Information" has the meaning given to it in clause 18.2 above;

29.1.3.	"Relevant Period" means the period of 12 months immediately preceding the Termination Date;

29.1.4.	"Restricted Period" means the period commencing on the Termination Date and continuing for 12 months (less any period spent on Garden Leave in accordance with clause 27.1.2 above);

29.1.5.
"Business" means those parts of the business carried on at the Termination Date by the Company or any Group Company with which the Executive was, in the reasonable opinion of the Company, involved to a material extent during the Relevant Period;

29.1.6.	"Competitor" means any business which on the Termination Date is, has plans to become or is likely to be (during the Restricted Period) in competition with the Business;

29.1.7.
"Key Employee" means any person with whom the Executive has had material dealings with during the Relevant Period and who on the Termination Date was a director of the Company or any Group Company, or an employee of the Company or any Group Company at appointed, managerial, senior managerial or executive level;

29.1.8.
"Former Key Employee" means any person with whom the Executive has had material dealings with during the Relevant Period and who was during that period a director of the Company or any Group Company, or an employee of the Company or any Group Company at appointed, managerial, senior managerial or executive level;

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29.1.9.
"Customer" means any person, firm, company or organisation or other entity who or which, at any time during the Relevant Period, was a customer or client (or was in negotiations or discussions about becoming a customer or client) of the Company or any Group Company and:-

29.1.9.1.	with whom or which, during the Relevant Period, the Executive had business dealings, negotiations or discussions in the course of the Executive's employment; or

29.1.9.2.	in relation to whom or which the Executive, by reason of the Executive's employment with the Company, is in possession of any trade secrets or Confidential Information; and

29.1.10.
"Relevant Third Party" means any person, firm, company, organisation or other entity who or which, at any time during the Relevant Period, was an investor with or an exclusive supplier of services to the Company or any Group Company and:-

29.1.10.1.	with whom or which, during the Relevant Period, the Executive had business dealings in the course of the Executive's employment; or

29.1.10.2.	in relation to whom or which the Executive, by reason of the Executive's employment with the Company, is in possession of any trade secrets or Confidential Information.

29.2.
The Executive agrees and undertakes with the Company (for itself and as trustee and agent for each other Group Company), as separate and independent obligations, that the Executive will not, without obtaining the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed), for the Restricted Period, whether on the Executive's own account, or for, with or through or on behalf of any other person, company or other entity, directly or indirectly:-

29.2.1.	carry on, be engaged or concerned or interested in or hold any position as employee, director, officer, consultant, partner, agent or principal in or with any Competitor;

29.2.2.	in competition with the Business, canvass custom from, solicit, interfere with or entice away or endeavour to canvass custom from, solicit, interfere with or entice away any Customer;

29.2.3.	in competition with the Business, have business dealings with any Customer;

29.2.4.
endeavour to cause any Relevant Third Party to either cease Investing in or doing business with the Company or any Group Company or materially alter the terms of its investment in or business with the Company or any Group Company in a manner detrimental to the Company or any Group Company;

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29.2.5.
be employed in or have any dealings with any business which has had a trading relationship with the Company or any Group Company in the Relevant Period, in relation to which business, by reason of the Executive's employment with the Company, the Executive is or may be able to influence the trading relationship between that business and the Company or a Group Company;

29.2.6.
solicit, entice away or induce or seek to solicit or entice away or induce any Key Employee to cease working for or providing services to the Company or any Group Company, including through any third party including any recruitment intermediary, whether or not such Key Employee would thereby commit a breach of contract; or

29.2.7.	employ or otherwise engage in any Competitor any Key Employee or Former Key Employee.

29.3.
The Executive agrees and acknowledges that the restrictions contained in clause 18 (Confidentiality), clause 19 (Group Property), clause 27 (Change of Duties and Garden Leave during any period of notice), clause 28 (Events on Termination) and clause 29 (Restrictions after Termination of Employment) of this Agreement are reasonable and necessary to protect the business and the Confidential Information of the Company and the Group and that the benefits the Executive receives under this Agreement are sufficient compensation for these restrictions. However, if any such restriction or restrictions are together or individually found to be void or unenforceable but would be valid and effective if some part or parts of them were deleted or otherwise amended, the restriction or restrictions shall apply with any deletions or amendments necessary to make it or them valid, effective and enforceable. The parties also agree that the restrictions set out in this clause shall be separate and severable and enforceable as such. If any restriction is determined as being unenforceable in whole or in part for any reason, that shall not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction.

29.4.
The Executive shall not, following the termination of the Executive's employment with the Company, represent or maintain to any third party (either directly or indirectly and whether by act or omission) that the Executive remains in any way connected with the business of the Company or the Group on an ongoing basis.

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30.	Declaration of Secrecy

30.1.	The Executive will sign a Declaration of Secrecy in such form as may be required by the Company from time to time.

31.	Directors' and Officers' Insurance

31.1.
The Executive will, insofar as the law permits, be (and after the termination of the Executive's employment with the Company, remain) entitled to the benefit of the Directors' and Officers' Insurance policy maintained by the Company from time to time, subject to and in accordance with the terms of any such policy.

32.	Data Protection

32.1.	The Executive undertakes to comply with the Company's Data Protection policies, procedures and accountabilities as amended from time to time.

32.2.
The Executive consents to the Company and any Group Company holding and processing personal data (including sensitive personal data) relating to the Executive to the extent reasonably necessary for legal, personnel, administrative, financial, regulatory, payroll, management and other purposes relating to the Executive's employment with the Company. The Executive agrees that the Company or any Group Company may disclose such information to third parties in the event that such disclosure is in the view of the Company or Group Company required for the proper conduct of the business of the Company or any Group Company. This clause applies to information held, used or disclosed in any medium and whether the use or processing of personal data is within or outside the European Economic Area.

32.3.
The Executive consents to the Company or any Group Company and/or its or their appointed agents carrying out such credit reference searches in relation to the Executive, including searches of customer credit records, as it considers necessary from time to time during the term of this Agreement for the purpose of detecting any particular risk of employee fraud or theft.

33.	Notices

33.1.
Any notice or other communication may be given by either party by personal delivery or prepaid first class mail to the other party at (in the case of the Company) its registered office for the time being marked "For the Attention of the Company Secretary" or (in the case of the Executive) the Executive's last known usual address, and any such notice shall be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after the same was posted or (in the case of personal delivery) at the time of such delivery.

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34.	Continuing Provisions

34.1.
The termination of this Agreement shall not affect the provisions of clause 18 (Confidentiality), clause 19 (Group Property), clause 27 (Change of Duties and Garden Leave during any period of notice), clause 28 (Events on Termination) and clause 29 (Restrictions after Termination of Employment) of this Agreement.

35.	Whole Agreement and Severability

35.1.
These terms and conditions constitute a written statement of the terms of the Executive's employment in accordance with the provisions of the Employment Rights Act 1996. These terms and conditions supersede any previous agreement, whether oral or in writing, between the Executive and the Company in relation to the matters dealt with herein and, together with the letter from the Company to the Executive dated 30 September 2013 and the documents referred to therein, represent the entire agreement between the Executive and the Company. In the event of any conflict between this Agreement and the letter from the Company dated 30 September 2013, the terms of the letter shall prevail.

35.2.	The Company reserves the right to make minor changes to this Agreement from time to time;

35.2.1.	by way of individual notice to the Executive following consultation in good faith with the Executive; or

35.2.2.	by general notice to groups of employees through the Group's intranet or employee circulars.

35.3.	In addition to the terms of this Agreement, the Executive is also required to comply with all other applicable statutory, divisional or company rules, as amended from time to time.

35.4.
The various provisions and sub-provisions of this Agreement are severable. If any provision or sub-provision (or identifiable part thereof) is held to be invalid or unenforceable, then such invalidity or unenforceability shall not affect the remaining provisions (or identifiable parts thereof) in this Agreement.

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36.	Collective Agreements

36.1.	There are no collective agreements directly affecting the terms and conditions of the Executive's employment.

37.	Governing Law

37.1.
The interpretation and enforcement of this Agreement shall be governed by and construed in all respects in accordance with the law of Scotland and the parties submit to the non-exclusive jurisdiction of the Scottish courts.

Signed for and on behalf of THE ROYAL BANK OF SCOTLAND plc		/s/ Elaine Arden
on 30th September 2013 at London by Elaine Arden, Group HR Director

Signed by NATHAN BOSTOCK		/s/ Nathan Bostock
on at before the undernoted witness:
/s/	(Witness)
Full Name
Address
Occupation